UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Clarus Corporation
(Name of Issuer)

Common Stock, par value US$0.0001
(Title of Class of Securities)

18270P109
(CUSIP Number)

March 20th, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 18270P109
(1)	Names of Reporting Persons / I.R.S. Identification Nos. Above Persons (Entities Only) TT Investimentos Ltda
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power (6) Shared Voting Power 1,527,814 (7) Sole Dispositive Power (8) Shared Dispositive Power 1,527,814
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,814
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(11)	Percent of Class represented by amount in Row 9. 5.134%
(12)	Type of Reporting Person (See Instructions) FI, OO

CUSIP No. 18270P109
(1)	Names of Reporting Persons / I.R.S. Identification Nos. Above Persons (Entities Only) TT Global Equities
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power (6) Shared Voting Power 1,527,814 (7) Sole Dispositive Power (8) Shared Dispositive Power 1,527,814
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,814
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(11)	Percent of Class represented by amount in Row 9. 5.134%
(12)	Type of Reporting Person (See Instructions) FI, OO

CUSIP No. 18270P109
(1)	Names of Reporting Persons / I.R.S. Identification Nos. Above Persons (Entities Only) Rocinante Fund
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power (6) Shared Voting Power 1,527,814 (7) Sole Dispositive Power (8) Shared Dispositive Power 1,527,814
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,814
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(11)	Percent of Class represented by amount in Row 9. 5.134%
(12)	Type of Reporting Person (See Instructions) FI, OO

CUSIP No. 18270P109
(1)	Names of Reporting Persons / I.R.S. Identification Nos. Above Persons (Entities Only) Antonio Fraga Baer Bahia
(2)	Check the Appropriate Box if a Member of a Group (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power (6) Shared Voting Power 1,527,814 (7) Sole Dispositive Power (8) Shared Dispositive Power 1,527,814
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,814
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(11)	Percent of Class represented by amount in Row 9. 5.134%
(12)	Type of Reporting Person (See Instructions) IN, OO

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of TT Investimentos Ltda, a Brazilian sociedad limitada (“TT Investimentos”), TT Global Equities, a fund duly registered in the Cayman Islands, and a Cayman Islands entity (“TT Global Equities”), Rocinante Fund, a fund duly registered in the Cayman Islands, and a Cayman Islands entity, (“Rocinante Fund”), and Mr. Antonio Fraga Baer Bahia, the principal of TT Investimentos, relating to Common Stock, par value $.0001 per share (the “Common Stock”), of Clarus Corporation, a Delaware corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the issuer purchased by TT Investimentos through the accounts of certain private funds and managed accounts (collectively, the “TT Investimentos Accounts”). TT Investimentos serves as the investment adviser to the TT Investimentos Accounts and may direct the vote and disposition of the 1,527,814 shares of Common Stock held by the TT Investimentos Accounts, as well as of TT Global Equities and the Rocinante Fund. TT Investmentos Ltda. Antonio Fraga Baer Bahía, as the principal of TT Investimentos, may direct the vote and disposition of the 1,527,814 shares of Common Stock held by the TT Investimentos Accounts.

Item 1	(a).	Name of Issuer: Clarus Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:
2084 East 3900 South
Salt Lake City, UT, 84124

Item 2	(a).	Name of Person Filing:
TT Investimentos Ltda.
TT Global Equities
Rocinante Fund
Antonio Fraga Baer Bahia

Item 2	(b).	Address of Principal Business Office:

TT Investimentos Ltda.
Av General San Matin 1002 Sl 301b
Lebon
Rio de Jainero, RJ, Brazil

TT Global Equities
190 Elgin Avenue, George Town, KY1-9005
Cayman Islands

Rocinante Fund
190 Elgin Avenue, George Town, KY1-9005
Cayman Islands

Antonio Fraga Baer Bahia
TT Investimentos Ltda.
Av General San Matin 1002 Sl 301b
Lebon
Rio de Jainero, RJ, Brazil

Item 2	(c).	Citizenship:

TT Investimentos Ltda. is a Sociedad limitada organized and duly active under the laws of the Republic of Brazil.
TT Global Equities is a fund duly organized and in existence in the Cayman Islands.
Rocinante Fund is a fund duly organized and in existence in the Cayman Islands.
Antonio Fraga Baer Bahia is a Brazilian citizen and is the principal of TT Investimentos Ltda.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

18270P109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker Dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: 1,527,814 shares of Common Stock held by the TT Investimentos Accounts.

(b)	Percent of Class: The Reporting Persons are the beneficial owners of 5.134% of the outstanding common shares held by the TT Investimentos Accounts. This percentage is determined by dividing 1,527,814 by 29,759,620, the number of shares of common stock issued and outstanding as of March 4th, 2020, as reported in the Issuer’s Form 10-K filed on March 9th, 2020.

(c)	TT Investimentos, as the investment adviser and fund manager to the TT Investimentos Accounts, may direct the vote and disposition of the 1,527,814 shares of Common Stock held by the TT Investimentos Accounts. TT Investimentos, as the Fund Manager of TT Global Equities and Rocinante Fund may direct the vote and disposition of the 1,527,814 shares of Common Stock held by the TT Investimentos Accounts. As the principal of TT Investimentos, Mr. Bahia can direct the vote and disposition of the 1,527,814 shares of Common Stock held by the TT Investimentos Accounts.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

After reasonably inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13th, 2020

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia
By: Principal
TT Investimentos Ltda.

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia
By: Authorized Person
TT Global Equities

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia
By: Authorized Person
Rocinante Fund

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia
Principal

EXHIBIT 1

AGREEMENT

JOINT FILING OF SCHEDULE 13G

Each of the undersigned hereby agrees to file jointly the Schedule 13G to which this Agreement is attached, and any amendments to the Schedule 13G (the “Schedule 13G”) filed with respect to the common stock, par value $0.0001 per share, of Clarus Corporation. which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13G, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Schedule 13G, and any future amendments to the Schedule 13G, filed on behalf of each of the parties hereto.

Date: April 13th, 2020

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia
By: Principal
TT Investimentos Ltda.

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia
By: Authorized Person
TT Global Equities

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia
By: Authorized Person
Rocinante Fund

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia